SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of   MARCH ,  2003 .
                                        --------   ----

                              IMA EXPLORATION INC.
                  -------------------------------------------
                 (Translation of registrant's name into English)

 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
-------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                       IMA Exploration Inc.
                                       (Registrant)

Date   March 14, 2003                  By  /s/ William Lee
     ------------------------------        -------------------------------------
                                              (Signature)



William Lee, Director and Chief Financial Officer
----------------------------------------------------------------------
1. Print the name and title of the signing officer under his signature.

                                 BC FORM 45-902F

                                 Securities Act

                          Report Of Exempt Distribution


1. State the full name, address and telephone number of the issuer of the security distributed.

     IMA EXPLORATION INC. (the "Issuer")
     ---------------------------------------------------------------------------
     Name of issuer

     #709 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
     ---------------------------------------------------------------------------
     Address

     (604) 687-1828
     ---------------------------------------------------------------------------
     Telephone Number


2. State whether the issuer is or is not an exchange issuer and, if reporting, the jurisdictions in which it is reporting.

     British Columbia, Alberta and Ontario
     ---------------------------------------------------------------------------

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

     The Issuer is listed and trading on the TSX Venture Exchange.
     ---------------------------------------------------------------------------

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

     Incentive stock options for the purchase of up to 223,500 common shares of the Issuer, at a price of $0.84 per share, until March 7, 2008.
     ---------------------------------------------------------------------------

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

  FULL NAME OF                                              EXERCISE
  PURCHASER AND                                            PRICE PER                           LENGTH OF
MUNICIPALITY AND            NUMBER OF                    SECURITY/TOTAL                      ANY RESTRICTED
JURISDICTION OF              OPTIONS        DATE OF      PURCHASE PRICE       EXEMPTION       OR SEASONING
  RESIDENCE                  GRANTED     DISTRIBUTION        (CDN $)          RELIED ON          PERIOD
---------------------       ---------    ------------    --------------  -----------------   --------------
Keith Patterson              50,000       Mar.11/03*         $0.84/          Sec.74(2)(9)       4 months
Vancouver, BC                                                 n/a        of the Securities    from date of
                                                                             Act (British      grant being
                                                                              Columbia)         Jul. 7/03

Diego Charchaflie            30,000       Mar.11/03*         $0.84/          Sec.74(2)(9)       4 months
Vancouver, BC                                                  n/a       of the Securities    from date of
                                                                             Act (British      grant being
                                                                              Columbia)         Jul. 7/03

Juan Carlos Berretta         21,500       Mar.11/03*         $0.84/          Sec.74(2)(9)       4 months
Coquitlam, BC                                                  n/a       of the Securities    from date of
                                                                             Act (British      grant being
                                                                              Columbia)         Jul. 7/03

Miguel Saldana               25,000       Mar.11/03*         $0.84/          Sec.74(2)(9)       4 months
Lima, Peru                                                     n/a       of the Securities    from date of
                                                                             Act (British      grant being
                                                                              Columbia)         Jul. 7/03

Nick DeMare                  25,000       Mar.11/03*         $0.84/          Sec.74(2)(9)       4 months
Burnaby, BC                                                    n/a       of the Securities    from date of
                                                                             Act (British      grant being
                                                                              Columbia)         Jul. 7/03

William Lee                  50,000       Mar.11/03*         $0.84/          Sec.74(2)(9)       4 months
Delta, BC                                                      n/a       of the Securities    from date of
                                                                             Act (British      grant being
                                                                              Columbia)         Jul. 7/03

Armando Sanches              15,000       Mar.11/03*         $0.84/          Sec.74(2)(9)       4 months
San Juan, Argentina                                            n/a       of the Securities    from date of
                                                                             Act (British      grant being
                                                                              Columbia)         Jul. 7/03

Manuel Briones                7,000       Mar.11/03*         $0.84/          Sec.74(2)(9)       4 months
Lima, Peru                                                     n/a       of the Securities    from date of
                                                                             Act (British      grant being
                                                                              Columbia)         Jul. 7/03

*March 11, 2003 is the date regulatory approval was received by the Issuer.


6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

                       TELEPHONE
FULL NAME AND           NUMBER
 RESIDENTIAL           AND E-MAIL          TYPE OF SECURITY
   ADDRESS             ADDRESS OF               AND                   EXEMPTION
OF PURCHASER           PURCHASER           NUMBER PURCHASED           RELIED ON
------------           ---------           ----------------           ---------

                           See attached Schedule "A".
                           -------------------------

7. State the total dollar value (Cdn$) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

     Nil, grant of incentive stock options.
     ---------------------------------------------------------------------------

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

     If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

                        COMPENSATION PAID
NAME AND ADDRESS        (NUMBER AND TYPE                             PRICE PER
OF PERSON BEING         OF SECURITY AND/OR        EXEMPTION            SHARE
  COMPENSATED           CASH AMOUNT (CDN$)        RELIED ON            (CDN$)
----------------        ------------------        ---------          ---------

                                Not applicable.
                                ---------------


The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, BC, this 14th day of March, 2003.
                            ------       -----

IMA EXPLORATION INC.
---------------------
Name of issuer (please print)

/s/ William Lee
---------------------
Signature of authorized signatory

William Lee, Director
---------------------
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.


INSTRUCTION:
File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

                                  SCHEDULE "A"


FULL NAME AND RESIDENTIAL                TELEPHONE NUMBER AND                       TYPE OF SECURITY
  ADDRESS OF PURCHASER               E-MAIL ADDRESS OF PURCHASER                  AND NUMBER PURCHASED      EXEMPTION RELIED ON
-------------------------           ----------------------------                  --------------------      -------------------

Keith Patterson                     Phone: 604-736-0078                             50,000 incentive        Sec. 74(2)(9) of the
#2 - 3356 West 2nd Avenue           Email: kpatterson@telus.com                      stock options            Securities Act
Vancouver, BC   V6R 1J1                                                                                      (British Columbia)

Diego Charchaflie                   Phone: 604-408-9308                             30,000 incentive        Sec. 74(2)(9) of the
705 - 1315 Bute Street              Email: dcharcha@hotmail.com                      stock options            Securities Act
   Vancouver, BC   V6E 2A4                                                                                   (British Columbia)

Juan Carlos Berretta                Phone: 604-936-0096                             21,500 incentive        Sec. 74(2)(9) of the
105 - 585 Austin Avenue             Email: canarnet@aol.com                          stock options            Securities Act
Coquitlam, BC   V3K 3N2                                                                                      (British Columbia)

Miguel Saldana                      Phone: 011 511 261 6175                         25,000 incentive        Sec. 74(2)(9) of the
CMPT Gustavo Jimenez #259           Email: miguelsaldana@telefonica.net.pe           stock options            Securities Act
Magdalena del Mar                                                                                            (British Columbia)
Lima 17 Peru

Nick DeMare                         Phone: 604-685-9316                             25,000 incentive        Sec. 74(2)(9) of the
4338 Frances Street                 Email: ndemare@chasemgt.com                       stock options           Securities Act
Burnaby, BC   V5C 2R3                                                                                        (British Columbia)

William Lee                         Phone: 604-687-1828                             50,000 incentive        Sec. 74(2)(9) of the
4754 Wesley Drive                   Email: wlee@imaexploration.com                   stock options            Securities Act
Delta, BC   V4M 1W8                                                                                          (British Columbia)

Armando Sanchez                     Phone: 011 54 264 420 1801                      15,000 incentive        Sec. 74(2)(9) of the
Jujuy 455 (Sur), 2 "A"              Email: ajsancheznorte@interredes.com.ar.note     stock options            Securities Act
5400 San Juan,                                                                                               (British Columbia)
Argentina

Manuel Briones                      Phone: 011 511 441 0159                          7,000 incentive        Sec. 74(2)(9) of the
Manuel Banon 445                    Email: mbriones@ec-red.com                        stock options           Securities Act
San Isidro, Lima                                                                                             (British Columbia)
Peru